ALEAFIA HEALTH INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) of Aleafia Health Inc. (the “Company”) will be held at Famee Furlane Club – Friuli Hall, 7065 Islington Avenue, Woodbridge, ON. L4L 1V9 on December 6, 2018 at 9:00 a.m. (Toronto time) for the following purposes:

1.

to consider and, if thought appropriate, to pass, with or without variation, a special resolution, as more particularly set out in the accompanying management information circular (the “Circular”), approving the consolidation of the Company’s issued and outstanding Common Shares (the “Consolidation”);

2.

to consider and, if thought appropriate, to pass an ordinary resolution as more particularly set forth in the Circular, to approve certain amendments to the Company’s stock option plan (the “Stock Option Plan”);

3.

to consider and, if thought appropriate, to pass an ordinary resolution as more particularly set forth in the Circular, to approve certain amendments to the Company’s restricted share unit plan (the “RSU Plan”); and

4.	to transact any other business that may properly come before the Meeting or any adjournment of the Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Only Shareholders at the close of business on November 5, 2018 (the “Record Date”) are entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

Shareholders may vote in person at the Meeting or any adjournments or postponements thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America to 1-866-249-7775, and outside North America to (416) 263-9524, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

DATED this 6th day of November, 2018

By Order of the Board of Directors

/s/ “Julian Fantino”
Julian Fantino
Chairman of the Board